UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

(Commission File No. 001-40408)

Global-E Online Ltd.

(Translation of registrant’s name into English)

Global-E Online Ltd

9 HaPsagot St.,

Petah Tikva 4951041, Israel

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                   Form 40-F  ☐

EXPLANATORY NOTE

On July 1, 2026, Global-E Online Ltd. (the “Company”) issued a press release titled “Global-e Closes on Acquisition of Passport, a US-based e-Commerce Logistics and Solutions Company” A copy of the press release is furnished as Exhibit 99.1 herewith.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The U.S. GAAP financial information contained in the (i) consolidated balance sheets, (ii) consolidated statements of operations and (iii) consolidated statement of cash flows included in the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-256403).

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated July 1, 2026 titled “Global-e Closes on Acquisition of Passport, a US-based e-Commerce Logistics and Solutions Company”

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Global-E Online Ltd.
(Registrant)

By:	/s/ Amir Schlachet
Name:	Amir Schlachet
Title:	Chief Executive Officer

Date: July 1, 2026

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